Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

[redacted]

09046588

RECEIVED
2009 JUL 17 A 6:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

SUPPL

July 14, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sr. No.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended June 30, 2009	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended June 30, 2009	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter ended June 30, 2009	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

7/20

Exemption No. 82-35007

0/L

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED

2008 JUL 17 A 6:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 11, 2009

Mr. Naresh Pandya
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of Clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended June 30, 2009.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
13 JUL 2009
CONTENTS NOT VERIFIED
SIGN. ....

Encl: a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED								
BSE - Scrip Code : 500111	NSE Scrip Symbol: RELCAPITAL		As on : June 30, 2009					
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	Shares Pledged or otherwise encumbered: No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47	0	0.00
(b)	Central Government/State Governments	-	-	-	-	-		
(c)	Bodies Corporate	10	13 02 16 291	13 02 16 289	53.49	53.01	98 93 179	7.60
(d)	Financial Institutions/Banks	-	-	-	-	-		
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	22	13 13 82 274	13 13 82 267	53.97	53.49	98 93 179	7.53
(2)	Foreign							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-		
(b)	Bodies Corporate	-	-	-	-	-		
(c)	Institutions	-	-	-	-	-		
(d)	Any Other (Specify)	-	-	-	-	-		
	Sub -Total (A)(2)	-	-	-	-	-		
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	22	13 13 82 274	13 13 82 267	53.97	53.49	98 93 179	7.53
(B)	Public Shareholding							
(1)	Institutions							
(a)	Mutual Funds /UTI	256	19 61 469	18 94 187	0.81	0.80	-	-
(b)	Financial Institutions/Banks	346	2 07 963	1 91 320	0.09	0.08	-	-
(c)	Central Government/State Governments	52	52 963	2 812	0.02	0.02	-	-
(d)	Venture Capital Funds	-	-	-	-	-	-	-
(e)	Insurance Companies	16	83 37 675	83 37 495	3.42	3.39	-	-
(f)	Foreign Institutional Investors	552	5 50 42 510	5 50 36 451	22.61	22.41	-	-
(g)	Foreign Venture Capital Investors	-	-	-	-	-		
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	1 222	6 56 02 580	6 54 62 265	26.95	26.71	0	0.00
(2)	Non-Institutions							
(a)	Bodies Corporate	6 974	1 01 09 140	1 00 26 495	4.15	4.12	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	13 13 959	3 20 05 552	2 56 40 650	13.15	13.03	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	57	31 81 472	31 58 972	1.31	1.30	-	-
(c)	Any Other (Specify)							
1	NRIs/OCBs	16 400	11 76 547	8 92 422	0.48	0.48		0.00
	Sub -Total (B)(2)	13 37 390	4 64 72 711	3 97 18 539	19.09	18.92	0	0.00
	Total Public Shareholding B=(B)(1)+(B)(2)	13 38 612	11 20 75 291	10 51 80 804	46.03	45.63	0	0.00
	TOTAL (A) +(B)	13 38 634	24 34 57 565	23 65 63 071	100.00	99.11	98 93 179	4.06
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	21 75 235	21 75 235	-	0.89		
	GRAND TOTAL (A)+(B)+(C)	13 38 635	24 56 32 800	23 87 38 306	100.00	100.00	98 93 179	4.03

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No. (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I) (a) (VII)
1	AAA Enterprises Private Limited	11 59 02 923	47.19	98 93 179	8.54	4.03
2	AAA Infrastructure Consulting & Engineers Private Limited	1 04 86 916	4.27	0	0.00	0.00
3	Sonata Investments Limited	32 50 000	1.32	0	0.00	0.00
4	Reliance Innoventures Private Limited	5 76 450	0.23	0	0.00	0.00
5	Kokila D. Ambani	5 45 126	0.22	0	0.00	0.00
6	Anil D. Ambani	2 73 891	0.11	0	0.00	0.00
7	Tina A. Ambani	2 63 474	0.11	0	0.00	0.00
8	Jaianmol A. Ambani	83 487	0.03	0	0.00	0.00
	Jaianshul A. Ambani	5	0.00	0	0.00	0.00
10	Hansdhwani Trading Company Private Limited	2	0.00	0	0.00	0.00
	TOTAL	**13 13 82 274**	**53.49**	**98 93 179**	**7.53**	**4.03**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Janus Overseas Fund	94 59 592	3.85
2	Life Insurance Corporation of India	78 89 113	3.21
3	JP Morgan	38 02 983	1.55
4	Janus Aspen Series Overseas Portfolio	30 98 536	1.26
5	Swiss Finance Corporation (Mauritius) Limited	30 36 245	1.24
6	Janus Adviser International Growth Fund	28 51 288	1.16
7	Vanguard	27 25 823	1.11
	TOTAL	**3 28 63 580**	**13.38**

RELIANCE CAPITAL LIMITED

I(d) **Statement showing details of locked -in shares**

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	-	0	0.00
	TOTAL		0	0.00

RELIANCE CAPITAL LIMITED

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	21 75 235	21 75 235	0.89
	TOTAL		**21 75 235**	**0.89**

RELIANCE CAPITAL LIMITED

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	-	-	-
	TOTAL		-	-

Exemption No. 82-35007

O/C

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 11, 2009

Mr. Naresh Pandya
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended June 30, 2009 under Clause 49 of the Listing Agreement

In terms of Clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended June 30, 2009.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
13 JUL 2009
CONTENTS NOT VERIFIED
SIGN. ....

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Reliance Capital Limited

Report on Corporate Governance for the quarter ended June 30, 2009

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2008-09, has been obtained. Annual certification for 2009-10, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2009 has been complied in the 23rd Annual report 2008-09. Report for the financial year ended March 31, 2010 will be complied in the 24th Annual report 2009-10.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**

V. R. Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Exemption No. 82-35007

0/L

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 11, 2009

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on June 30, 2009

Enclosed please find the details of the Shareholding pattern of our Company as on June 30, 2009 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
13 JUL 2009
CONTENTS NOT VERIFIED
SIGN.........

Encl.: a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED

	Scrip Code - 500111	Quarter Ended	June 30, 2009
Category Code	**Category**	**No. of Shares held**	**% of Shareholding**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 69 66 291	51.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	32 50 000	1.32
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**13 13 82 274**	**53.49**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here____________________**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**13 13 82 274**	**53.49**

RELIANCE CAPITAL LIMITED

....contd

II	FREE FLOAT	No. of Shares held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 51 75 550	14.32
2	Indian Corporate Bodies/Trusts/Partnerships	1 01 20 308	4.12
3	Independent Directors & Relatives	8500	0.00
4	Present Employees	2974	0.00
5	Banks/Financial Institutions	207963	0.08
6	Central/State Govt.	52963	0.02
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	8337675	3.39
9	Mutual Funds	1950301	0.79
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**5 58 56 234**	**22.74**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 929	0.01
15	Foreign Institutional Investors (SEBI-registered)	5 50 42 510	22.41
16	Non Resident Indians (Individuals)	11 62 618	0.47
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**5 62 19 057**	**22.89**
C	**GDRs/ADRs/ADSs**	2175235	0.89
	Sub Total C	**2175235**	**0.89**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 42 50 526**	**46.51**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	No. of Shares held	% of Shareholding
Total Controlling/ Strategic Holdings	13 13 82 274	53.49
Total Free-float	11 42 50 526	46.51
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No. of Shares held	% of Shareholding
Total Domestic Holding	18 72 38 508	76.23
Total Foreign Holding	5 83 94 292	23.77
Grand Total	**24 56 32 800**	**100.00**

RELIANCE CAPITAL LIMITED

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

	Scrip Code	500111	Quarter Ended	June 30, 2009
Sr. No.	**Holders Name**	**No. of Shares held**	**% of Shareholding**	**Category Code**
1	AAA Enterprises Private Limited	11 59 02 923	47.19	I-A-2
2	AAA Infrastructure Consulting & Engineers Private Limited	1 04 86 916	4.27	I-A-2
3	Sonata Investments Limited	32 50 000	1.32	I-A-3
4	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
5	Kokila D. Ambani	5 45 126	0.22	I-A-1
6	Anil D. Ambani	2 73 891	0.11	I-A-1
7	Tina A. Ambani	2 63 474	0.11	I-A-1
8	Jaianmol A. Ambani	83 487	0.03	I-A-1
9	Jaianshul A. Ambani	5	0.00	I-A-1
10	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	**13 13 82 274**	**53.49**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

	Scrip Code	500111		Quarter Ended	June 30, 2009
Sr. No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**	**Relationship, if any with anyone in I**
1	Janus Overseas Fund	94 59 592	3.85	II-B-15	NIL
2	Life Insurance Corporation of India	78 89 113	3.21	II-A-08	NIL
3	JP Morgan	38 02 983	1.55	II-B-15	NIL
4	Janus Aspen Series Overseas Portfolio	30 98 536	1.26	II-B-15	NIL
5	Swiss Finance Corporation (Mauritius) Limited	30 36 245	1.24	II-B-15	NIL
6	Janus Adviser International Growth Fund	28 51 288	1.16	II-B-15	NIL
7	Vanguard	27 25 823	1.11	II-B-15	NIL
	Total	**3 28 63 580**	**13.38**		

RELIANCE CAPITAL LIMITED